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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7
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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES - Sales to Parent                       $59,992

COST OF OPERATION                                           57,802

OPERATING INCOME                                             2,190

INTEREST CHARGES                                               696

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 1,494

FEDERAL INCOME TAXES ON OPERATIONS                           1,276

NET INCOME FROM OPERATIONS                                     218

NONOPERATING INCOME                                            197

NET INCOME                                                 $   415



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,338

NET INCOME                                                     415

CASH DIVIDENDS DECLARED                                        415

BALANCE AT END OF PERIOD                                   $23,338


The common stock of the Company is wholly owned by Ohio Power Company.
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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $374,432
  Construction Work in Progress                               1,645
         Total Mining Plant                                 376,077
  Accumulated Depreciation and Amortization                 234,166

         NET MINING PLANT                                   141,911

OTHER PROPERTY AND INVESTMENTS                               89,223

CURRENT ASSETS:
  Cash and Cash Equivalents                                     234
  Accounts Receivable:
    General                                                   4,155
    Affiliated Companies                                     20,278
  Coal                                                        1,586
  Materials and Supplies                                     10,690
  Other                                                         286

         TOTAL CURRENT ASSETS                                37,229

REGULATORY ASSETS                                            39,638

DEFERRED CHARGES                                              2,773

           TOTAL                                           $310,774
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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        September 30,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     34,693
  Retained Earnings                                         23,338

         TOTAL SHAREHOLDER'S EQUITY                         68,032

LONG-TERM DEBT:
  Notes Payable                                             30,000
  Finance Obligations                                       27,815

         TOTAL LONG-TERM DEBT                               57,815

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          29,226
  Accrued Postretirement Benefits Other Than Pensions       36,543
  Operating Reserves                                        36,978

         TOTAL OTHER NONCURRENT LIABILITIES                102,747

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        15,719
  Short-term Debt                                            7,500
  Accounts Payable:
    General                                                  4,355
    Affiliated Companies                                     3,068
  Taxes Accrued                                              1,897
  Accrued Vacation Pay                                       2,917
  Workers' Compensation Claims                               5,506
  Accrued Rent                                               3,559
  Obligations Under Capital Leases                          13,808
  Other                                                      4,423

         TOTAL CURRENT LIABILITIES                          62,752

DEFERRED INCOME TAXES                                       18,068

DEFERRED CREDITS                                             1,360

           TOTAL                                          $310,774
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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998


   As discussed in Note 6, "Federal Income Taxes" of the Notes to Financial Statements in the 1997 Annual Report, the Internal Revenue Service (IRS) agents auditing the AEP System's Consolidated federal income tax returns requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance
(COLI) claimed by the Company should not be allowed. As a result of a suit filed in United States District Court (discussed below) this request for ruling has been withdrawn. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of the COLI interest deduction through September 30, 1998 would reduce earnings by approximately $30.1 million (including interest). The Company has made no provision for any possible adverse earnings impact from this matter.

   In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the United States in the United States District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In July 1998 the Company made a payment of taxes and interest attributable to COLI interest deductions for taxable years 1991-96 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. In September 1998 the Company made an additional payment for the 1997 tax year. The payments were included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid. In the event the resolution of this matter is unfavorable, the Company expects to recover from OPCo all of its costs under the terms of the coal supply agreement.



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                      SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                    (in thousands, except as noted)
                                                                                               July through
                                                                                                 September
                                                                                                    1998
I. Calculation of Cost-of-Capital Compensation:
     A. Equity Investment at Beginning of Period:
          Common Stock                                                                           $       5
          Premium on Common Stock                                                                    9,996
          Other Paid-in Capital                                                                     34,693
                                                                                                    44,694
     B. Rate of Return Allowable per HCAR No. 26573, 10.51% per annum, 2.6275% per quarter         .026275

     C. Earnings Allowable on Equity Investment
          1. Current Quarter                                                                     $   1,174
          2. Year-to-Date                                                                        $   3,498

     D. Net Income per Statement of Income (a)                                                   $     415
         Add: Interest Charges                                                                         696
         Less: Nonoperating Loss                                                                       197

     E. Applied Cost-of-Capital Billing Adder:
         1. Current Quarter                                                                      $     914
         2. Year-to-Date                                                                         $   2,900

II.  Coal Billing Calculation - Meigs Division:
     A. Total Operating Expenses (b)                                                             $  59,078

     B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                           914

     C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                           $  59,992

     D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                         1,155,170

     E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                   $   51.93

(a) The Company sold its Martinka mining division  and most of  the Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations  has been billed since the division ceased mining coal effective July 1, 1992.  All results associated with the Martinka division since  then are  billed to  the Parent  Company, Ohio  Power Company, eliminating any earnings effect to the Company.
(b) As represented by "Cost of Operation" plus "Federal  Income Taxes  On Operations" reported in Statement of Income.

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                      SOUTHERN OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998


                                                       (in thousands)

Direct Labor-UMW*                                          $ 2,050
Indirect Labor-UMW*                                          5,481
Benefits-UMW*                                                4,551
Salaries and Benefits-Nonunion                               4,557
Operating Supplies                                           3,735
Repair Parts and Materials                                   8,392
Electricity and Other Utilities                              1,687
Outside Services-Maintenance, Haulage and Reclamation        4,991
Taxes Other Than Federal Income Taxes**                      1,782
Rental of Equipment                                          6,900
Depreciation, Depletion and Amortization                     4,277
Mining Cost Normalization***                                   601
Other Production Costs                                       6,578

Subtotal                                                    55,582

Transfers of Production Costs (to)/from Coal Inventory       2,220

          Total                                            $57,802

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                      SOUTHERN OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           September 30, 1998
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,629   $   -      $  7,629

Mining Structures and Equipment      230,106    152,388     77,718

Coal Interests (net of depletion)      2,548       -         2,548

Mine Development Costs               134,149     81,778     52,371

    Total Mining Plant
      in Service                    $374,432   $234,166   $140,266